

17016840

UNITEDSTATES
;ANDEXCHANGECOMMISSION
'ashington, D.C. 20549

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Mail F
Sectic
MAR 15 201
Washington DC

SEC FILE NUMBER
8-69231

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seawinds Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, 15th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eila Matt (212) 286-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Eila Matt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seawinds Brokerage LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

TRAVIS IAN MIRCHIN
Notary Public – State of New York
NO. 01MI6352031
Qualified in New York County
My Commission Expires Dec 19, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAWINDS BROKERAGE LLC

TABLE OF CONTENTS

December 31, 2016



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Seawinds Brokerage, LLC

We have audited the accompanying statement of financial condition of Seawinds Brokerage, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
March 9, 2017

SEAWINDS BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2016

ASSETS		
Cash and Cash Equivalents	$	15,703
Prepaid Expenses		2,892
TOTAL ASSETS	$	18,595
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable:		
Accrued Expenses	$	7,000
TOTAL LIABILITIES		7,000
MEMBER'S EQUITY		11,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,595

See Accompanying Notes to Financial Statements

SEAWINDS BROKERAGE LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

REVENUE		
Commissions Income		$ 2,431
	TOTAL REVENUE	2,431
EXPENSES		
Commission Expense		2,158
Professional Fees		7,000
General and Administrative		585
	TOTAL EXPENSES	9,743
NET LOSS		$ (7,312)

See Accompanying Notes to Financial Statements

SEAWINDS BROKERAGE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2016

MEMBER'S EQUITY, BEGINNING OF YEAR	**$**	**18,901**
Member Contribution	**$**	**6**
Net Loss		**(7,312)**
MEMBER'S EQUITY, END OF YEAR	**$**	**11,595**

See Accompanying Notes to Financial Statements

SEAWINDS BROKERAGE LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Loss	$ (7,312)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used by) Operating Activities:	
Decrease in prepaid expenses	549
Increase in accounts payable	7,000
Total adjustments	7,549
Net Cash Provided by Operating Activities	**237**
Financing Activities	
Member's contribution	6
Net Increase in Cash and Cash Equivalents	**243**
Cash at Beginning of Year	15,460
Cash at End of Year	$ 15,703

See Accompanying Notes to Financial Statements

1. Nature of Operations

Seawinds Brokerage, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is registered to engage in brokerage transactions in registered securities, private placements of securities and advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation – Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue and expenses on security transactions will be recorded on a trade date basis. Revenue and expenses related to private placement activities will be recognized on the offering date or when it can be determined that the fees have been irrevocably earned.

Income Taxes

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the member reports its share of the Company's income or loss on its or its owner's personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2016, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $8,703 which exceeded the required net capital by approximately $3,700.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

4. Related Party Transactions

The Company has an expense sharing agreement with an affiliate. During the year ended December 31, 2016, the affiliate paid $9,325 in general and administrative expenses on behalf of the Company.

5. Going Concern

The Company has not yet begun meaningful operations. This raises substantial doubt about the Company's ability to continue as a going concern.

Management has pledged additional support to the Company to enable it to continue as a going concern.

6. Subsequent Event

The Company will be filing a change of ownership with FINRA in 2017.

SEAWINDS BROKERAGE LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	11,595
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		11,595
Deductions and/or charges:		
Non-allowable assets		2,892
Net Capital	$	8,703

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	7,000
Total Aggregate Indebtedness	$	7,000

SEAWINDS BROKERAGE LLC

SCHEDULE I, CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	467
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	3,703
Ratio: Aggregate Indebtedness to Net Capital		0.80 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Seawinds Brokerage LLC.

SEAWINDS BROKERAGE LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

EXEMPTIVE PROVISIONS

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Seawinds Brokerage LLC is exempt from the requirements of Rule 15c3-3 under conditions (k)(2)(i) and (k)(2)(ii) . Per the 2015 report, the firm only operates under the (k)(2)(i) requirement of SEC Rule 15c3-3. The conditions of the exemption were being complied with as of December 31, 2016 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2016.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Seawinds Brokerage, LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) Seawinds Brokerage, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Seawinds Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R.§240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
March 9, 2017

Seawinds Brokerage, LLC
99 Park Avenue 15th Floor
New York, NY 10016

Seawinds Brokerage LLC's Exemption Report

Seawinds Brokerage LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Seawinds Brokerage LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) for the fiscal year ended December 31, 2016.

2. Seawinds Brokerage LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Seawinds Brokerage LLC

I, Eila Matt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Eila Matt
Signature

Managing Director
Title

Date: 3/10/2017